FOLEY & LARDNER LLP
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January 19, 2006	www.foley.com

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CLIENT/MATTER NUMBER
346715/0105
VIA EDGAR AND OVERNIGHT DELIVERY
Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Molecular Insight Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 File Number 333-129570
Dear Mr. Riedler:
     On behalf of Molecular Insight Pharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S-1 Registration Statement that was filed by the Company on November 8, 2005 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 1, as well as three blacklined copies of Amendment No. 1 showing the changes that were made to the originally filed Registration Statement.
     The following are the Company’s responses to the Staff’s letter of December 15, 2005 containing the Staff’s comments regarding the originally filed Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.
Form S-1
Comments applicable to the entire document
1.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

• Summary Financial Data

• Use Of Proceeds

• Capitalization

• Dilution

• The Option Grants Table

• Shares Eligible For Future Sale

• The Principal Stockholders Table

• Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.

Response.

As discussed with the Staff, the Company has not yet determined a bona fide range for an estimate of the offering price. The Company intends to provide the requested disclosure in a subsequent amendment prior to circulating the “red herring” prospectus. The Company acknowledges that you may have additional comments once you are provided such disclosure, and that you require sufficient time to review the complete disclosure prior to any distribution of preliminary prospectuses.

2.	Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Response.

Please be advised that, except for the stylized Company name and logo on the prospectus front and back cover pages and the Product Candidate table in the Business section, the Company does not intend to use any graphic, visual, or photographic information as a part of the printed prospectus. The Company understands that, if it changes its intention in this regard, the Company must provide such information to the Staff for comment.

3.	Comments on your application for confidential treatment will be provided in a separate letter when they are available. Please note that we will not be in a position to accelerate effectiveness until all issues relating to your confidential treatment request have been resolved.

Response.

The Company duly notes and acknowledges this comment.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

4.	In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that need to be addressed:
•	radiotherapeutics

•	radiolabeled fatty acid analog

•	Phase 2b

•	Phase 2a

•	Neuroendocrine tumors

•	Pheochromocytoma

•	Carcinoid

•	Tumor angiogenesis

•	Neuroblastoma

•	Negative predictive value

•	Metabotropic glutamate receptors and inhibitors

•	Polymer precursors
To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

Response.

In response to the Staff’s comments, the Company has revised the filing with respect to the following technical jargon as follows and where applicable so that it will be more likely understandable by its readers:
•	“radiotherapeutics” — This term has been defined upon its first occurrence in Prospectus Summary and Business by inserting: “pharmaceuticals that deliver radiation to tumors for therapeutic benefit.”

•	“radiolabeled fatty acid analog” — This term has been defined upon its first occurrence in Prospectus Summary and Business as follows: “a radiolabeled fatty acid analog is a fat-like molecule that allows doctors to visualize the heart’s use of fats as an energy source. Changes in the use of fats by the heart can provide doctors with important information about the state of health of heart tissue.”

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

•	“Phase 2b” — This terms refers to clinical trials for an experimental drug designed to asses short-term safety and efficacy as well as therapeutic value. This concept has been included when this term appears initially in the Prospectus Summary (Page 1) and Business (Page 46).

•	“Phase 2a” — This term refers to clinical trials for an experimental drug designed to asses safety and efficacy in a moderate number of patients. This concept has been included when the term appears initially in Business (Page 49).

•	“Neuroendocrine tumors” — This term refers to tumors of the neuroendocrine system, a diffuse system involving the nervous system and the endocrine glands. Such a description has been added at its initial occurrence in the Prospectus Summary (Page 3), and elsewhere where appropriate.

•	“Pheochromocytoma”, “Carcinoid” and “Neuroblastoma” — These are all specific types of neuroendocrine tumors, and such concept has been added to the filing when these terms are used (Page 3, Page 13 and Page 51).

•	“Tumor angiogenesis” — At the occurrence of this term on Page 3, the technical term has been defined by the following: “the formation of new capillary blood vessels resulting from a tumor.”

•	“Negative predictive value” — After the initial occurrence of this term on Page 49, the Company added the phrase: “which tells us how likely it is that a patient really does not have ACS, given that their test result was negative.”

•	“Metabotropic glutamate receptors and inhibitors” — This phrase has been replaced in each occurrence with the phrase: “certain compounds that bind to proteins found on prostate cancers.”

•	“Polymer precursors” — The Company has edited the disclosure and replaced the term with the phrase: “compounds used in the radiolabeling process.”
In further response to the Staff’s comments, the Company defined the following technical terms as well:
•	“Phase 4” — This term refers to clinical trials that are performed after the investigational product is approved for a medical condition by the FDA to gather additional data about the product. This concept was added to the first occurrence of the term in the Prospectus Summary (Page 2).

•	“Phase 3” — This term refers to clinical trials for an experimental drug in which the safety and efficacy is ascertained in a larger number of patients than the Phase 2 clinical trials. This concept was added to the first occurrence of the term in the Prospectus Summary (Page 1) and Business (Page 46).

•	“Phase 1” — This term refers to clinical trials in which a product candidate is first researched in human subjects. This concept was added in Business (Page 49).

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Prospectus Summary — page 1
5.	The disclosure here and in the “Business” section contains a number of statistical claims as well as claims regarding the size of the market for your proposed products. Please provide us with copies of the documents you are relying on in support of these claims. You should mark them to show the location of the information supporting each claim in the prospectus. We may have additional comments after reviewing the supporting materials.

Response.

The Company is providing the Staff with a binder that contains copies of the documents the Company is relying on in support of statistical claims as well as claims regarding the size of the market for its proposed products that are disclosed in the Business section. The Company has marked these documents to show the location of the information supporting each claim in the prospectus. The Company understands that you may have additional comments after reviewing these supporting materials.

6.	The disclosure currently included in your summary is unbalanced. While you have included a discussion of your positive opinions and beliefs regarding your proposed products and anticipated results of clinical studies, you have not included any discussion of the negative aspects of your business, and have not clearly indicated that positive results are not assured. Please limit the discussion of your disclosed products to the targeted indication and the stage of clinical trials. Move the remaining details, including any discussion of the results of clinical trials, to the Business section and balance this disclosure with a discussion explaining that later stage testing might not support the results of earlier testing. Additionally, revise the disclosure to discuss the negative aspects of your business. The negative aspects should include your history of losses, expect to incur additional losses for at least the next several years and the fact that you do not have FDA approval for any of your products. The discussion of the negative aspects should be disclosed as prominently as the positive aspects and should not be separated from the discussion of the positive aspects.

Response.

The Company has revised this disclosure to make it more balanced by removing language in the second paragraph of the Prospectus Summary (Page 1) that discusses the initial results of its Zemiva tests and the indications of its capability. In addition, the Company removed language on Page 2 that discussed the published results of its trials and its multicenter clinical trial of Zemiva. The Company further balanced the disclosure by adding language regarding the potential negative aspects of the business including the concept that it cannot be sure that future clinical results will support regulatory approval.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Finally, the Company has added a paragraph to Page 4 highlighting its history of losses, its current lack of regulatory approval and its uncertainty in its ability to attain profitability.

7.	Additionally, balance the discussion of your business strategy with a discussion of risks and obstacles you will encounter in implementing this strategy.

Response.

The Company added a paragraph to the Business Strategy subsection of the Prospectus Summary that stresses the fact that it has not obtained regulatory approval for, or any revenues from, any of its product candidates, it has operated at a loss for each year that it has been in existence and has a current deficit, and that it expects to continue to operate at a loss for a few years in the future. Further, the Company affirmatively states that it is not sure it will ever reach profitability.
Risk Factors — page 8
If approved, the commercialization of our product candidates, including Zemiva, may not be profitable. — page 9
8.	Please revise the subheading to be more descriptive of the actual risk described in the body of the risk factor.

Response.

The Company has revised the subheading to read as follows: “If approved, the commercialization of our product candidates, including Zemiva, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.”
We do not have patent rights to the composition of Zemiva, and if we cannot gain and exploit a period of marketing exclusivity... — page 10
9.	In the first full paragraph of page 56 you indicate that the original patent protecting the composition of BMIPP expired in 2003. Please address this fact in the risk factor.

Response.

The Company has addressed this comment in the risk factor on Page 10 by providing a statement that the original patent protecting the underlying active molecule in Zemiva, BMIPP, expired in 2003.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Our proprietary rights may not adequately protect our technologies and product candidates. — page 10
10.	Currently, this subheading states a simple fact but does not identify a specific risk or its potential adverse consequences. Please revise it so that does.

Response.

The Company has revised this subheading on Page 11 to read as follows: “Our proprietary rights may not adequately protect our intellectual property and product candidates and if we cannot obtain adequate protection of our intellectual property and product candidates, we may not be able to successfully market our product candidates.”

11.	The information in the body of the risk factor is so generic that it could be included in a prospectus for any company in your industry without losing any meaning. Please revise it so that it discusses a risk that is specific to you and your proposed products. That is, the discussion of proprietary rights should be discussing the actual risks involved with your proposed products rather than trade secrets law in general.

Response.

The Company has revised this risk factor to address the Staff’s comment. The Company has identified risks specific to the Company and its products and has made additional revisions to make the disclosure more specific to the business of the Company. Specifically, the Company acknowledges in the risk factor that Zemiva is not covered by patent rights and it is depending on obtaining the five year market exclusivity under the FDCA for Zemiva as a new chemical entity. While the Company believes that it is entitled to such exclusivity period, failure to obtain it would permit the Company’s competitors to gain access to the market.

In addition, some of the patent rights covering the Company’s oncology product candidates, its neurology product candidate and its Ultratrace radiolabeling technology platform are still pending applications and the Company cannot guarantee that the applications will issue as patents. Accordingly, the Company cannot predict the breadth of claims that may be allowed or that the scope of patent rights would provide a sufficient degree of future protection that would allow the Company to maintain a competitive advantage.

Finally, the Company’s issued patents may be subject to challenge and possibly invalidated by third parties, and the Company has no knowledge that any of its

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

intellectual property rights are being challenged, opposed, or have been adjudicated invalid by a court or by an administrative body that grants patents. While the Company is unaware of any body of research, or references, or technical issues that would compromise the enforceability of its patents, changes in either the patent laws or in the interpretations of patent laws in the United States or other countries may diminish the market exclusionary value of its intellectual property. The Company believes that its proprietary compounds and technology platforms are adequately protected by patents and applications, but others may independently develop similar or alternative compounds and technologies that may be outside the scope of its intellectual property.

12.	The revised risk factor should also include a factual context for the risk and its consequences. For example, do you have any reason to believe that there might be a problem with any of your proposed products? Is the risk described in this risk factor simply a more general discussion of the specific risk discussed in the risk factor immediately above it? If so, the two risk factors should be combined, and the specific risk should be identified as an example of the broader risk. As currently written the risk factor is too amorphous to be meaningful.

Response.

The Company does not have any reason to believe that there might be a problem with any of its product candidates, but the risk factor has been revised to address the Staff’s comment, as described in the Company’s response to the Staff’s comment number 11 directly above.
Our ability to commercialize our potential products will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties... — page 12
13.	The information in the body of this risk factor is also so generic that it could be included in a prospectus for any company in your industry without losing any meaning. Please revise it in the same manner as we requested that you revise the one above. If you have any reason to believe that there might be a problem with one of your proposed products, you should identify the problem and discuss it specifically.

Response.

In response to the Staff’s comments, the Company has revised this risk factor to discuss risks that are specific to the Company. Specifically, the Company states that although it has not been advised that its product candidates may infringe the patent or other proprietary rights of any third party, and that it is not aware of any third party patents or proprietary rights that would directly constrain its ability to commercialize its product candidates, third party intellectual property in the fields of cardiology, oncology, neurology, and radiopharmaceutical technologies, are complicated, and third party

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

intellectual property rights in these fields are continuously changing. In addition, the Company states that it has neither performed searches for third party intellectual property rights that may raise freedom-to-operate issues, nor obtained legal opinions regarding commercialization of its product candidates. As a result, there may be existing patents, of which the Company is not aware, that may affect its ability to commercialize its product candidates. In response to the Staff’s question above as to whether the Company has any reason to believe that there might be a problem with one of its proposed products, the Company has no reason to believe that there might be an such problem, and accordingly has not revised the risk factor to address any specific problem with one or more of its product candidates. The Company has also made conforming changes to this risk factor.
If another party obtains orphan drug exclusivity for the drugs and indications we are targeting we may be precluded from commercializing our product candidates for those indications. — page 12
14.	Since the risk factor relates solely to Ultratrace MIBG, you should revise the risk factor subheading to be specific about what the risk actually is.

Response.

The Company has revised the subheading on Page 12 to read as follows: “We may be unable to obtain orphan drug marketing exclusivity for Ultratrace MIBG, and if another party obtains orphan drug exclusivity instead, approval of our product for the same indication could be prevented for seven years.”

15.	Although you mentioned this product on page 3 of the summary, you have not provided the reader with any information that would put this risk factor in context. You should revise the risk factor to clarify whether the disease it is intended to target falls within the statutory criteria. You should also disclose whether you have any knowledge regarding whether any other companies are developing products to address the same disease indication as you are. If you do, you need to briefly disclose this information in the risk factor so that a potential investor can fully analyze the risk.

Response.

In response to your request that the Company should revise the risk factor to clarify whether the disease it is intended to target falls within the statutory criteria, the Company has stated its belief that one or more of the neuroendocrine tumors that it is targeting for treatment by Ultratrace MIBG are sufficiently rare to qualify Ultratrace MIBG for orphan drug designation. In response to your request that the Company should also disclose whether it has any knowledge regarding whether any other companies are developing

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

products to address the same disease indication as it is, the Company is not currently aware of any products under development by other companies that specifically target the same neuroendocrine tumor indications that Ultratrace MIBG is being developed to target. The Company has also made additional conforming changes to this risk factor.
We may need to raise additional funds in order to finance the commercialization of our potential products... — page 13
16.	Please relocate this risk factor so that it appears with all of the other risk factors related to your financial condition.

Response.

The Company has relocated this risk factor to Page 15 as requested, by placing it immediately before the risk factor containing the subheading: “We have a history of losses and expect to continue to incur losses . . .”
We have no commercial manufacturing facility and no experience in manufacturing products for commercial purpose. — page 14
17.	This risk factor subheading is a simple statement of fact that does not identify a specific risk or its potential adverse consequences. Please revise the subheading so that it briefly summarizes the risk and adverse consequences discussed in the risk factor.

Response.

The Company has revised the subheading on Page 13 to read as follows: “We have no commercial manufacturing facility for Zemiva or any of our other product candidates and no experience in manufacturing products for commercial purpose, and the failure to find manufacturing partners or create a manufacturing facility ourselves could have an adverse impact on our ability to grow our business.”

18.	Please identify the manufacturer referenced in the risk factor and indicate whether you plan on expanding the agreement with this manufacturer to cover your other needs, and whether you anticipate developing your own manufacturing facility. Also indicate whether there are a limited number, or a large number, of manufacturers capable of producing the BMIPP molecule. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

Response.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

This risk factor has been revised by the Company to identify MDS Nordion as the manufacturer of Zemiva. The revised risk factor also states that the Company’s agreement with MDS Nordion contemplates MDS Nordion creating an expanded manufacturing facility for the purpose of manufacturing Zemiva. In addition, the risk factor addresses the fact that there is only one commercial provider of BMIPP and the Company’s failure to obtain an adequate supply of BMIPP in a timely manner could adversely affect its business.

19.	Under “Use of Proceeds” on page 27 you state that you may use a portion of the proceeds from this offering to “fund investment in manufacturing capacity...in collaboration with our anticipated commercial manufacturing partner(s).” Please expand the risk factor to address this use of proceeds and the adequacy of the sums available for this purpose.

Response.

This risk factor has been revised to highlight the Company’s relationship with MDS Nordion as the manufacturer of Zemiva, and that the Company acknowledges that it may be required to use proceeds from the offering to assist in the funding of the manufacture of Zemiva.
There are a limited number of manufacturers that can produce our lead product candidate, Zemiva. — page 14
20.	On page 2 you state that Zemiva is a radiolabeled fatty acid analog “that is also known as BMIPP.” Accordingly, we don’t understand why this is a separate risk from the one identified immediately above it in the prospectus and commented on above. Please revise or advise.

Response.

This risk factor has been removed because the Company believes that the balance of the risk discussed is covered in the risk factor that begins: “We have no commercial manufacturing facility for Zemiva...” as revised in response to the Staff’s comment number 18 above.

21.	It is unclear from the risk factor and disclosure elsewhere in the document as to whether you are competing with other companies to find manufacturers for this product. Are you, or will you be, the only company looking for a manufacturer for this product? Is there something about this product that makes it difficult to manufacture? Does it require ingredients that are difficult to obtain? You need to expand the factual context to include enough information to fully appreciate the risk and its consequences.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Response.

This risk factor has been removed because the Company believes that the balance of the risk discussed is covered in the risk factor that begins: “We have no commercial manufacturing facility for Zemiva...” as revised in response to the Staff’s comment number 18 above. This revised risk factor discloses that there is only one commercial provider of BMIPP and the Company’s failure to obtain an adequate supply of BMIPP in a timely manner could adversely affect its business.
We have a limited operating history and potential financial results are uncertain. — page 15
22.	Since you have been in business since 1997, we do not understand why you say you have a limited “operating history.” Are you trying to say that you have not generated revenue? If so, this appears to be the same risk discussed in the risk factor immediately above this one. Also, it is unclear what you mean when you say that your “business model is still emerging.” Please explain what this means. If this is the same risk as the one immediately preceding it, please combine them and eliminate the overlap. If it is a separate risk, please provide an appropriate subheading and expand the risk factor to clearly identify and discuss a specific risk. As currently written, this risk factor is too ambiguous to be meaningful. The disclosure in the revised risk factor should also be quantified to the extent practicable.

Response.

Upon further consideration, the Company has concluded that this risk factor is substantially the same risk discussed in the risk factor immediately preceding this risk factor containing the subheading “We currently have no significant source of revenue ...” In addition, the Company has concluded that this risk factor, as written, was too ambiguous to be meaningful. The Company has combined these two risk factors and made additional conforming changes.
We have little control over the scientists and consultants at the various academic and research institutions with whom we have relationships. — page 17
23.	Please revise the subheading to identify a specific risk and its potential adverse consequences.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Response.

Upon further consideration, the Company has concluded that this risk factor does not address a material concern to the Company and has deleted it from its filing. A significant portion (more than a majority) of the Company’s overall research is performed “in-house” by its employees. The research performed by the scientists and consultants that are the subject of this risk factor (and resulting technology that may be licensed by the Company) is at the direction of the Company and subject to the necessary protocols that are established by the Company. These research functions can be performed by the Company or other researchers at the Company’s direction without significant additional expense or delay to the Company. Accordingly, the inability of the Company to have “control” of these scientists and consultants is not of significant concern to the Company because of the availability of adequate replacements for these individuals without material additional costs to the Company.

24.	Please expand and revise the body of the risk factor to provide a factual context for evaluating this risk. The information you have included is too vague and ambiguous to be meaningful. You say that these persons conduct research at your request. Does this mean that you subcontract your research and development activities out to others, or are the persons you refer to members of an advisory board you have set up? Are these individuals or entities that supplement research done by your own employees? Also, describe the types of agreements you have with these persons and entities. As currently written, the risk factor raises more questions than it answers.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Response.

As stated in the Company’s response to the Staff’s comment numbered 23, the Company has concluded that this risk factor is not particularly relevant to the Company and has deleted it from its filing. In response to the Staff’s question as to whether the Company subcontracts its research and development activities out to others or whether it is performed by members of the Company’s advisory board, members of the Company’s advisory board do not perform research and development activities for the Company. Instead, they provide advice on scientific results and strategy of the Company’s products and research and development efforts. Research and development activities that the Company elects to outsource are typically subcontracted to third parties. In response to the Staff’s question as to whether these individuals or entities that perform research activities for the Company supplement research done by the Company’s employees, the answer is that they do supplement such research. The Company has 25 full-time employees and one part-time employee, sixteen of whom are engaged in research and development, clinical development and regulatory affairs and quality assurance of the Company’s product candidates. A significant portion (more than a majority) of the Company’s overall research is performed “in-house” by its employees. The research that is performed by subcontractors is typically performed pursuant to contract research agreements that are terminable at-will by either party.
We depend on government funding, which if lost or reduced, could have an adverse effect on our research and development. — page 17
25.	Please disclose what percentage the $4.5 million you have received in grants represents to the total you have expanded on research to date. While the subheading says you “depend” on government funding, the first sentence says that you have relied on government research grants for a “portion” of your funding. In addition, most of the information currently included in the body of the risk factor does not relate to the risk identified in the subheading. Please revise the risk factor accordingly.

Response.

The Company has revised this risk factor to disclose that as of September 30, 2005, it has been awarded a total of approximately $4.5 million in grants pursuant to these programs and has recognized approximately $3.5 million of such awards as revenue, representing approximately 14% of its total research and development expense through September 30, 2005. The Company has revised the subheading of this risk factor to better conform it to the disclosure contained in the risk factor.
Our competitors may develop Products that are less expensive, safer or more effective... — page 18

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

26.	Please revise the risk factor to name your most significant competitors. Also identify the products they are developing that will compete with your potential products and compare the development stage of their products with your proposed products. With the exception of the discussion of Cardiolite and Myoview, the information in this risk factor is too vague and ambiguous to be meaningful. If these products are your competition, we think you can safely delete a good deal of the information included in this risk factor without losing any meaning.

Response.

The Company has revised this risk factor to include the names of its most significant competitors. The risk factor has been further revised to reflect that Cardiolite, Myoview and thallium are the Company’s product candidates most significant competitors.
We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws, page 21
27.	Please describe the activities that you engage in that may be determined to be in violation of the anti-kickback and anti-referral laws.

Response.

The Company has revised this risk factor to make it more specific to the Company’s activities and product candidates. The Company is not aware of any current business practice which is in violation of any federal or state fraud and abuse law. However, the Company identified activities that it conducts and may conduct in the future that are subject to anti-kickback laws. For example, the Company states that future marketing for its product candidates efforts must be strictly scrutinized to assure that they are not associated with improper remunerations to referral sources in violation of the federal Anti-Kickback Statute and similar state statutes. The Company states that its relationships with physicians, including consulting arrangements, continuing medical education and study grants, must be similarly reviewed for compliance with the Anti-Kickback Statute to assure that remuneration is not provided in return for referrals. The Company also states that inaccurate reports of product pricing, or a failure to provide product at an appropriate price to various governmental entities, could also serve as a basis for an enforcement action under various theories. The Company also discusses the federal False Claims Act. The Company states that because its potential customers may seek payments from the federal healthcare programs for its product candidates, even during the clinical trial stages, the Company must assure that no actions are taken by the Company which could result in the submission of false claims. The Company also states that inadequate accounting for or a

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

misuse of federal grant funds used for product research and development could be alleged as a violation of the False Claims Act or other relevant statutes.
If we choose to acquire new complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner. — page 22
28.	The information in the risk factor is both vague and applicable to every company that makes an acquisition. Please revise the risk factor to tie the risk to your particular situation, products, etc. If you cannot do this, you should consider deleting the risk factor.

Response.

Upon further consideration, the Company has concluded that this risk factor is not particularly relevant to the Company. The Company has no present plans to acquire any businesses, products or technologies. Accordingly, the Company has deleted this risk factor from its filing and made conforming changes to Use of Proceeds (Page 26).
Use of Proceeds — page 27
29.	In the second paragraph you say you intend to use the majority of the net proceeds of this offering to continue the development and prepare for the commercialization of Zemiva, and to initiate and expand the clinical development of Ultratrace MIBG. Please disclose the amounts you intend to use for each of these purposes and discuss how far you anticipate these proceeds will get you in your progress towards commercialization.

Response.

The Company has revised the second paragraph of Use of Proceeds (Page 26) by including a placeholder for the approximate amount of net proceeds from the offering that the Company intends to dedicate to the commercialization of Zemiva and Ultratrace, but these placeholders cannot be completed until the Company has a better sense of the amount of aggregate net proceeds it will obtain in this offering. Accordingly, the Company will complete this information prior to printing a “red herring”.

30.	Please expand the fifth bullet to briefly discuss what you mean when you refer to funding “investment in manufacturing capacity.” We also note that in your discussion of strategic agreements on page 41, you indicate that you are required to make milestone payments to MDS Nordion in the amount of $427,000. Please clarify whether you will use proceeds of the offering for this purpose.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Response.

The Company has deleted the fifth bullet but added language below that states that the Company may also decide to use a portion of the proceeds to fund partnerships with third parties for the commercial manufacturing and production of Zemiva. The Company has not yet determined whether it plans to use net proceeds of the offering to make any milestone payments as it is unsure of the timing of such payments. The Company acknowledges the importance of this disclosure and intends to disclose whether it intends to use the proceeds of the offering for this purpose in a subsequent amendment prior to circulating the “red herring” prospectus. The Company acknowledges that you may have additional comments once you are provided such disclosure, and that you require sufficient time to review the complete disclosure prior to any distribution of preliminary prospectuses.

31.	In the next to last paragraph on page 27 you indicate that you may use a portion of the proceeds for acquisitions. Please clarify whether this is a different use than the one identified in the fourth bullet above.

Response.

Upon further consideration, the Company has concluded that next to last paragraph on Page 26 is no longer relevant to the Company. The Company has no present plans to acquire any businesses, products or technologies. Accordingly, the Company has deleted this paragraph from the filing and deleted the words “and acquire” from the fourth bullet on Page 26.
Business — page 45
Strategic Agreements — page 54
32.	Please expand the discussion of each agreement to include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, termination provisions, guaranteed minimum royalty payments, financial commitments, aggregate amounts paid to date and any other material terms. We may have additional comments after completing our review of your application for confidential treatment.

Response.

The Company has generally revised this disclosure as requested, but terms that are subject to the Company’s confidential treatment request have not been included, such as the aggregate amounts of any milestone payments, and royalty rates. The following changes were made with respect to the agreements listed:

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

a) The Nihon Agreement: The Company has revised certain descriptions of this agreement to include information about the commercialization of BMIPP. As previously disclosed, the Company is obligated to pay Nihon certain royalties on net sales of Zemiva for its first indication. The Company has revised this disclosure to provide that it may also be obligated to pay Nihon certain royalties on net sales of Zemiva for additional indications. The Company also modified the description to indicate the license remains in force as long as the Company continues to sell Zemiva in North America. Lastly, the description has been amended to include information about the aggregate value of license payments made as of September 30, 2005.

b) The Nordion Agreement: The Company has revised certain descriptions of this agreement to reflect that the agreement was to expire on December 31, 2005, but has been extended by the parties until December 31, 2006. The description has also been amended to disclose that Nordion has agreed to produce and supply Zemiva on a priority basis, and that the production facility is dedicated to exclusive production of Zemiva. The description has also been amended to disclose that a percentage of each development and production milestone was due upon execution of the agreement, another percentage was due upon commencement of the milestone, and the remainder was due upon completion of the milestone. Finally, the description has been amended to include information about the aggregate value of license payments made as of September 30, 2005.

c) The Georgetown Agreements: The Company recently entered into a third license agreement with Georgetown, with Johns Hopkins University participating as a joint licensor. This agreement was completed after the Company filed its Registration Statement on November 8, 2005. The Company has described this agreement under the subheading “License Agreements with Georgetown University and Johns Hopkins University”, and is in the process of updating its confidential treatment request to include this new agreement. The Company has also amended this section to identify the product candidates that are dependent on the various Georgetown (and Johns Hopkins) agreements. Additionally, the disclosure has been amended to include description about material terms, such as sublicense rights, obligations to pay patent costs, rights to enforce the licensed patents, and term and termination provisions. Finally, the description has been amended to include information about the aggregate value of license payments made as of September 30, 2005.

d) The University of Western Ontario Agreements: The Company has amended this section to identify that its product candidate Ultratrace MIBG is dependent on the various University of Western Ontario agreements. Specifically, the disclosure has been amended to include description about material terms, such as sublicense rights, royalties due on fee-for-service activities performed by the Company for third parties, royalties due on third party products created from uses of the licensed technology as a research tool, obligations to pay patent costs, and rights to enforce the licensed patents. Finally,

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

the description has been amended to include information about the aggregate value of license payments made as of September 30, 2005.

33.	Please revise the discussion of the agreements with Georgetown University to identify your product candidate that is dependent on this agreement.

Response.

The Company has revised this disclosure as requested to identify that two of the Georgetown University agreements (one jointly entered into with Johns Hopkins University) relate to the Company’s product candidate MIP-220 for oncology indications, and the third Georgetown University agreement relates to the Company’s product candidate MIP-170 for neurology indications.
Employees — page 62

34.	Please describe the types of functions performed by your employees and the number of employees performing each type of function.

Response.

In response to the Staff’s comment, the Company has added the following disclosure on Page 64: “As of September 30, 2005, we had 25 full-time employees, 14 of whom have M.D.s, Ph.D.s or other advanced degrees, and 1 part-time employee. Sixteen of our employees are engaged in research and development, clinical development and regulatory affairs and quality assurance of our product candidates. Nine of our employees plus one part-time employee are classified in general administration, which includes operations, business development, finance, human resources, external communications, facilities management and general administration.”
Management — page 63
35.	Please file a consent for the use of Mr. Sterling’s name in the registration statement. Please refer to Rule 438 of Regulation C.

Response.

The Company has filed a consent signed by Mr. Sterling as Exhibit 99.1 of the filing.
Executive Compensation — page 70
36.	Please note that if you file an amendment after December 31, 2005, you will need to expand the compensation disclosure to add the compensation received by the named individuals during 2005.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Response.

The Company has revised this disclosure on Page 73 by providing salary and bonus information for these individuals for fiscal years ended December 31, 2004 and December 31, 2005. In addition, the Company has added disclosure for James Wachholz who joined the Company in 2005, and James Kronauge who meets the criteria for a named executive officer as of December 31, 2005.

37.	We note that the summary compensation table, the options granted table, and the aggregate option exercise table appear to be incomplete. Please include the required information when you file your first amendment.

Response.

As discussed with the Staff, the Company expects to effect a reverse stock split prior to the printing of the “red herring” prospectus, and plans to provide post-split figures for option grants and exercise price in the option exercise table. Because the Company has not yet determined a bona fide range for an estimate of the offering price, it is unable at this time to determine the size of the reverse split. The Company intends to provide the requested disclosure in a subsequent amendment prior to circulating the “red herring” prospectus. The Company acknowledges that you may have additional comments once you are provided such disclosure, and that you require sufficient time to review the complete disclosure prior to any distribution of preliminary prospectuses.
Related Transactions — page 76
38.	We note that you have not filed the consulting agreement with William C. Eckelman as an exhibit to the registration statement. Please either file the agreement or tell us the basis for your belief that it is not required to be filed. We may have further comment.

Response.

The Company has filed the Consulting Agreement between the Company and Mr. Eckelman as Exhibit 10.20 of the filing.
Principal Stockholders — page 79
39.	Please tell us what the relationship is between David S. and Ann Barlow. If they are spouses, the ownership table should be revised to attribute ownership of 20% of the

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

outstanding stock to each of Mr. Barlow and Ann Barlow, with appropriate disclosure regarding the other party’s interest included in the footnotes.

Response.

David S. Barlow and Ann Barlow are legally divorced. Accordingly, the Company has not attributed ownership to either Mr. Barlow or Ann Barlow of the other’s ownership interest.

40.	We note that Mr. Frank is a managing director of Cerberus Partners, LP. Please revise the table to attribute the shares owned by Cerberus to Mr. Frank with appropriate footnote disclosure regarding any disclaimers.

Response.

Stephen Feinberg and not Daniel Frank, has sole voting and investment power over all of the shares owned by Cerberus Partners, LP. Messrs. Feinberg and Frank have each submitted questionnaires to the Company verifying this arrangement. In addition, Mr. Frank has disclaimed all beneficial ownership of any shares beneficially owned by Mr. Feinberg. Although Mr. Frank is a Managing Director of Cerberus Capital Management, LP, an affiliate of Cerberus Partners, LP, the Company believes that because of this arrangement, Mr. Feinberg has sole voting and investment power over all of the shares owned by Cerberus Partners, LP, does not have beneficial ownership of any shares owned by Cerberus.
Description of Capital Stock — page 81
Preferred Stock — page 81
41.	Please include a discussion of the cash dividend to be paid to some of the holders of preferred stock. We may have additional comments.

Response.

In response to the Staff’s comment, the Company has included the following language in the Description of Capital Stock on Page 84 and Dividend Policy on Page 27: “Upon effectiveness of this offering, all issued and outstanding shares of our preferred stock will automatically convert into shares of common stock. Pursuant to the terms of our preferred stock each holder has the right to receive payment of all accrued but unpaid dividends in the form of common stock or cash. All but ___ holders of our preferred stock have elected to receive their dividend in the form of common stock. We expect to pay a cash dividend in an aggregate of $___ to the holders that have elected to receive their dividends in the form of cash.”

The Company is waiting for a final response from a few shareholders and the Company anticipates that as few as two shareholders may be electing to receive their dividend in the

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

form of cash. The Company will supplement this disclosure with final numbers as they become available.
Registration Rights — page 82
42.	It appears that a number of individuals identified in the first full paragraph of page 83 have piggyback registration rights in this offering. Please tell us, and disclose in the registration statement, whether any of those individuals will be exercising their rights in regard to this offering.

Response.

The governing contracts that provide these individuals with piggyback registration rights permit the underwriters to limit the exercisability of these rights depending upon market conditions. Because the Company and the underwriters have not yet determined a bona fide range for an estimate of the offering price, the Company and the underwriters believe that it is premature to determine if market conditions warrant a limitation on these rights. The Company acknowledges the importance of this disclosure and intends to disclose whether any of those individuals will be exercising their rights in regard to this offering in a subsequent amendment prior to circulating the “red herring” prospectus. The Company acknowledges that you may have additional comments once you are provided such disclosure, and that you require sufficient time to review the complete disclosure prior to any distribution of preliminary prospectuses.
Underwriting — page 88
43.	Confirm that you have described the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of Corporation Finance’s “Current Issues Outline” regarding syndicate short sales. The June 16, 2000 version is available on the SEC’s website, www.sec.gov.

Response.

In response to the Staff’s request, the Company has added language to Page 92 of the filing regarding possible short sales by the underwriters and a description of the various types of short sale methods that the underwriters may employ.
Financial Statements
44.	Please update your financial information as required under Rule 3-12 of Regulation S-X.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Response.

The Company has updated its financial information as required in the current filing.
Notes to Consolidated Financial Statements
Revenue Recognition page f-11
45.	Please tell us if you have received other government grants beside those awarded from NIH. If not, please clarify your accounting policy as you state that you recognize revenue from government grants for R&D as services are performed and NIH grant revenue is recognized on a proportional performance basis as costs are incurred.

Response.

The Company has not received any other government grants other than those from NIH. Please see the Company’s current filing as it has updated its disclosure in Note 2 to its consolidated financial statements to clarify its revenue recognition accounting policy for government grants. Specifically, the Company deleted the reference to recognition of revenue on a proportional basis.

46.	Please clarify where you classify the reimbursement of expense related to your cost sharing arrangements for R&D services.

Response.

Proceeds received pursuant to the Company’s government grants are recognized as revenue in accordance with the Company’s revenue recognition accounting policies as disclosed in its consolidated financial statements. All costs incurred in the performance of the research supported by the government grants are recognized as research and development expense in accordance with the Company’s research and development expense accounting policies as disclosed in the Company’s consolidated financial statements. The Company added clarifying language to its Research and Development accounting policy on Page F-12.
Note 3. Stock Based Compensation
47.	Please explain to us why there was no incremental stock-based compensation resulting from the cancellation and re-grant of employee options. Please refer to paragraph 35 of FAS123 which states “A modification of the terms of an award that makes it more valuable shall be treated as an exchange of the original award for a new award...incurring additional compensation cost.”

Response.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

As disclosed in Note 3 to the Company’s consolidated financial statements, in May 2003 (May 9, 2003), the Company offered its employees the opportunity to voluntarily cancel stock options they then held and become eligible to receive new stock options no earlier than 181 days later that would contain the same terms, but would have an exercise price equal to the then fair value of the Company’s common stock on such date. Accordingly, in December 2003 (December 9, 2003), the Company issued to these same employees options to purchase 2,230,540 shares of common stock, with an exercise price of $0.10 per share, the then fair value per share on the date of grant as determined by the Board of Directors (the “Board”). As disclosed, no incremental stock-based compensation resulted from the cancellation and re-grant of employee options.

As disclosed in Note 2 to the Company’s consolidated financial statements, the Company accounts for its stock-based awards to employees and directors in their capacity as directors using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations.

Under APB Opinion No. 25, the two transactions (i.e., cancellation and re-grant six months and a day later) are not deemed to be linked pursuant to the guidance in paragraph 45 of Interpretation 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25), which states:

An option award cancellation (settlement) shall be combined with another option award and results in an indirect reduction to the exercise price of the combined award if another option with a lower exercise price than the canceled (settled) option is granted to the individual within the following periods:
a)	The period prior to the date of the cancellation (settlement) that is the shorter of (1) six months or (2) the period from the date of grant of the canceled or settled option

b)	The period ending six months after the date of the cancellation (settlement).
Accordingly, the cancellation and subsequent re-grant of stock options, in this case, more than 181 days later, do not constitute a repricing of the options, which would result in variable accounting treatment under APB Opinion No. 25. Since the new options were granted with an exercise price equal to the fair value of the underlying common stock on the date of grant, no stock-based compensation resulted from the new awards. In addition, the Company has provided the appropriate disclosures required by SFAS No. 123.

48.	Please expand your disclosure to include an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please also provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. In addition, please disclose the following in the financial statements:

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

•	the date of the transaction;

•	the number of shares/options/warrants granted or issued;

•	the exercise price or per share amount paid;

•	management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;

•	whether the valuation was contemporaneous or retrospective; and

•	the intrinsic value, if any, per option and warrants;

•	the identity of the recipient, indicating if the recipient was a related party;

•	the amount of any compensation expense recognized; and

•	significant factors contributing to the difference between the fair value as of the date of each grant and your estimated IPO price.
Response.

The Company is providing the Staff with an itemized chronological schedule covering all equity instruments issued, including options, warrants and preferred stock, since January 1, 2004 through the date of this response. As discussed with the Staff, the Company included the information requested with respect to the Company’s equity transactions in such schedule, and such information has not been included in the disclosures to the Company’s consolidated financial statements, other than as required by generally accepted accounting principles. Accordingly, all total grant information as required is disclosed, however a complete chronological listing as requested has not been disclosed.

The Company has historically granted stock-based awards (including options, warrants and restricted stock) at exercise/purchase prices determined by the Company’s Board as of the date of grant. All of the Company’s stock options, warrants and restricted stock awards were for purchases of the Company’s common stock. Because there has been no public market for the Company’s common stock, the Board has determined the fair value of the Company’s common stock by considering a number of factors, including results from the Company’s clinical trials, the pricing of redeemable convertible preferred stock issued to third parties, trends in the broad market for pharmaceutical and other biotechnology stocks and the knowledge of the directors who have significant experience with life sciences companies and the industry.

In 2004, the Company granted stock options in May, September and December and issued stock purchase warrants in March through June, 2004. In 2005, the Company granted stock options in February, April, July, September and November and stock purchase warrants in March 2005. There were no restricted stock awards issued in 2004 or 2005. There were no stock-based awards issued to date in 2006.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

For stock options granted in 2004, the Board authorized all with an exercise price of $0.10 per share. The stock purchase warrants issued in 2004 were to purchasers of the Company’s Series B Preferred Stock and had an exercise price of $0.66 per share. For stock options granted in February and April 2005, the Board authorized these grants with an exercise price of $0.20 per share. For stock options granted in July, September and November 2005, the Board authorized such grants with exercise prices of $0.50, $1.00 and $1.20 per share, respectively. The stock purchase warrant issued in 2005 was to a financial advisor in connection with the issuance of the Company’s Series C Preferred Stock and had an exercise price of $1.01 per share.

In connection with the granting of the awards, the Board contemporaneously assessed and determined the fair value of the Company’s common stock. On each date of grant all of the awards in 2004 and 2005 had exercise prices equal to the fair value of the common stock as determined by the Board on the dates of grant. In connection with the preparation of financial statements for the proposed initial public stock offering (“IPO”) and solely for purposes of accounting for stock-based compensation, the Board subsequently considered whether the prior stock option awards had compensatory elements that should be reflected in the Company’s financial statements. As a result, in the summer 2005, the Company commenced a retrospective analysis to determine the estimated fair value of the Company’s common stock for accounting purposes in light of the potential IPO. The Company undertook this analysis in an effort to ensure that the fair value progression of the Company’s common stock, as reflected in the Company’s financial statements, remained in line with key milestones, market forces and other influential factors experienced by the Company leading up to a potential IPO when such fair values were viewed on a retrospective basis. The Company performed its analysis in accordance with the AICPA practice aid titled “Valuation of Privately Held Company Equity Securities Issued as Compensation” (the “AICPA/PA”).

To assist in this retrospective analysis, the Board engaged a qualified independent valuation specialist. The specialist, Donald P. Wisehart of Wisehart, Inc. (“Wisehart”), prepared two reports which the Company is providing for the Staff’s review. One report assesses the fair value of the common stock as of December 31, 2004 and the other report assesses the fair value of the common stock as of June 30, 2005. The Company chose these two dates as they reflected two key reporting dates prior and subsequent to the issuance of the Company’s Series C Preferred Stock in the first two quarters of 2005. The issuance of the Series C Preferred Stock, which included participating independent investors, was the most significant round of financing in the Company’s history, raising $28.6 million in gross proceeds.

Wisehart concluded that the fair value of the common stock was $0.28 and $0.54 per share as of December 31, 2004 and June 30, 2005, respectively. Based largely on these reports, the Board concluded that the fair value of the common stock was $0.28 per share

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

on the measurement dates (inclusive of the grant dates) for stock-based awards in 2004. The Board also concluded that the fair value of the common stock was $0.54 per share on the measurement dates (inclusive of all of the grant dates) for stock-based awards in the six months ended June 30, 2005 and for awards on July 1, 2005.

The Board subsequently concluded that the fair value of the common stock was $1.00 and $1.20 per share on the measurement dates (inclusive of the grant dates) for stock options granted in September, 2005 and November, 2005, respectively. The Board’s positions are discussed below.

The Wisehart Reports

The Company’s evaluations of the fair value of the common stock considered the guidance found in the AICPA/PA. Wisehart’s work also considered such guidance. Wisehart’s reports expressed the fair value of the common stock based only on those factors that were known or knowable at each valuation date. Therefore, discussions with investment bankers (which did not commence until August 2005) were intentionally excluded in the evaluation of the fair value of the common stock as of December 31, 2004 and June 30, 2005.

In accordance with the AICPA/PA, Wisehart utilized a current value method and a probability weighted expected value method in examining the value of the common stock. The current value method encompasses three commonly used and generally accepted methodologies: two (“transactions of company stock” and “guideline publicly traded company”) are categorized as market approaches and the third (“discounted cash flow”) is categorized as an income approach. The Board concluded that, for purposes of a fair value determination, it was appropriate to rely upon a weighted combination of all three of these valuation approaches.

Wisehart’s December 31, 2004 Report

For the valuation as of December 31, 2004, Wisehart considered all transactions of the Company’s capital stock during 2004, noting that the Company had issued and sold shares of Series B Preferred Stock at a $132 per preferred share, or $0.66 per common stock equivalent based on the conversion rights of the Series B Preferred Stock. The price of the Series B Preferred Stock represented a significant increase in price over the price of the Series A Preferred Stock issued in 2003. The increase in price for the Series B Preferred Stock was a direct result of (i) the Company completing its Phase 2a clinical trials for its most advanced product candidate, Zemiva, and (ii) the fact that the Series B Preferred Stock was senior to the Series A Preferred Stock in payment of any dividends, including amounts payable upon a liquidation or conversion of the preferred stock into common stock.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Further, Wisehart observed that, at December 31, 2004, the Company had significant cash and working capital needs. Capital infusions from Series A and Series B Preferred Stock investors had been used for research and development of the Company’s primary product candidate, Zemiva, and the Company’s cash position had decreased in 2004 to the point that a note payable for $700,000 was required from an independent third party to fund the Company by year end. This note payable was eventually converted into shares of Series C Preferred Stock in 2005. At December 31, 2004, however, the Series C Preferred Stock investors had neither been identified nor secured and the terms for a Series C Preferred Stock financing were not known. The Company’s financial position as of December 31, 2003 and 2004 is summarized below:

(in 000s)	December 31, 2003	December 31, 2004
Cash and Cash equivalents	$1,711	$846
Working Capital	(1,709)	(2,566)
Total Assets	2,232	1,573

Long-term Obligations, net of current portion	158	113
Redeemable convertible preferred stock	7,552	15,538
Stockholders’ deficit	(9,023)	(17,831)

Wisehart concluded that the price of the Series B Preferred Stock could be used as a proxy for the value of the Company’s common stock after the application of a reasonable discount for the preferences that attach to the Series B Preferred Stock. The discounts that were directly attributable to the preferences that the Series B Preferred Stock has over common stock include:
1.	Optional conversion rights to common stock;

2.	Dividend accumulations;

3.	Liquidation preferences;

4.	Anti-dilution protection;

5.	Voting rights based upon a conversion ratio;

6.	Board composition; and

7.	Information and management access.
The AICPA/PA states on pages 56 and 57 that the above factors are “meaningful and substantive” and further indicates that the first three items can be readily and objectively measured. Consistent with these factors, it is apparent that the Series B Preferred Stock has a significant value premium over the value of the common stock. Wisehart

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

determined that a discount of 50% was reasonable by looking to the residual value of the Company’s common stock. Wisehart further determined that a risk assessment of 50% was appropriate under the “probability-weighted expected return” method to value the common stock.

Next, Wisehart turned to the “transactions of company stock” or “TSC” methodology, and computed the number of outstanding shares of each class of the Company’s capital stock as well as the liquidation and redemption values of the Preferred Stock as of December 31, 2004. This data is summarized as follows:(1)

	No. of Shares	Book Value	Liquidation	Redemption

Preferred Stock — Series A	120,317	$8,277,841	$13,979,000	$8,434,000
Preferred Stock — Series B	53,663	7,260,233	7,427,000	7,427,000
Common Stock	26,309,142	237,794
Common Stock Options	6,016,048
The TSC method indicated the fair value of the common stock at December 31, 2004 was $0.31 per share. This was determined by subtracting the value assigned to the warrants issued to the holders of Series B Preferred Stock (based on the Black Scholes formula) and a applying a discount equal to 50% of the price of the Series B Preferred Stock. Accordingly, the common stock equivalent price for Series B Preferred Stock was $0.66 per share. The 50% discount results in a common stock price of $0.33 per share and then the value of the warrants ($0.02 per share) is subtracted resulting in a value of $0.31 per common share.

Wisehart then examined the residual value of the common stock as of December 31, 2004 under the TSC method. He assigned the appropriate liquidation values to the Company’s preferred stock and then determined what would be available for value to the common stock. That calculation (amounts in millions, except for per share amount) is as follows:

Summary of Opinion	TSC
Total Enterprise Fair Value	$30.5
Less: Interest bearing debt	(0.7)

Total Fair Value of Equity	29.8
Less: Liquidation Preferences	(21.3)

Residual for Common Equity	$8.5
No. of Common Shares	31.8
Price per Share of Common Equity	$0.27
Wisehart then examined the “probability-weighted expected return” or “PWER” method. As part of this method, Wisehart examined various factors to determine the value of the common stock including the likelihood the Company would succeed in acquiring additional capital through an IPO, merge or be acquired by another enterprise; continue

(1)	The following amounts are from the Company’s as filed consolidated financial statements and may vary slightly from those amounts included in the Wisehart reports which were preliminary. There are no material differences.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

on an ‘as-is’ basis acquiring additional private capital to fund development and research; or cease operations and liquidate. Based on this examination, which is discussed in Wisehart’s report, Wisehart again concluded that a fair value of $0.27 per common share was reasonable.

Next, Wisehart turned to a market method of valuation, the “guideline publicly traded company” or “GPTC” method. Wisehart considered the market price of stocks of corporations engaged in the same or similar lines of pharmaceutical research and development that are actively traded in a free and open market, either in an exchange or over-the-counter. Because many of these publicly traded companies had significant losses and/or little revenues, Wisehart concluded that the market priced these companies better on “price/assets” or “price/cash and investments” multiples. The comparables are summarized in Wisehart’s report.

Based on the GTPC method, the fair value of the common stock at December 31, 2004 would have been $0.04 per share. Wisehart ultimately concluded, however, that this value was too low in light of other factors, though this value did lend support to demonstrate how the market would potentially price the Company at December 31, 2004 in light of its declining financial condition.

As the third and final method for assessing fair value at December 31, 2004, Wisehart turned to the discounted cash flow (“DCF”) method. The Company provided Wisehart with a detailed projection of annual cash flows as of December 31, 2004, for the years 2005 through 2017. This projection assumed that all clinical studies would be approved on an aggressive time schedule. The projection also assumed the achievement of market acceptance of all products in development at December 31, 2004 without regard to clinical or marketing setbacks. These projections are detailed on Exhibit 1 of Wisehart’s valuation report for December 31, 2004. Wisehart estimated a discount rate of 50% that was commensurate with venture capitalist required returns at the time. This rate was also commensurate with the pharmaceutical and biotech industries in general and the projections of cash flows. In addition, Venture Economics published the following returns of venture capital funds (with concentrations of 60% and above in the applicable industry). The 3- and 5-year return columns listing “Biotech/Pharmaceuticals” below are appropriate comparisons for the Company:

Results as of 6/30/2001	Industry Returns
Industry	3 Months	1 Year	3 Years	5 Years
Communications	-7.00%	-38.30%	69.70%	43.40%
Computer Related	0.60%	-12.10%	7.30%	0.60%
Internet Specific	-8.20%	-27.70%	35.70%	33.80%
Biotech/Pharmaceuticals	3.30%	12.40%	60.60%	42.50%
Medical/Health	3.70%	-6.30%	12.90%	12.60%

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

As a result, the DCF method indicated a fair value of the Company’s common stock at December 31, 2004 was $0.26 per share. The calculation is as follows (amounts in millions except per share amounts):

Summary of Opinion	DCF
Present Value of Cash Flows to Invested Capital	$25.4
Less: Interest bearing debt	(0.7)

Non-Marketable, Non-Controlling Interest in Equity	$24.7
No. of Common Share Equivalents	96.4
Price per Share of Common Equity	$0.26
The reasonableness of this method was supported by calculating a residual value of $0.11 per share of common stock and the PWER method of $0.27 as previously stated. The calculation of the residual method is as follows (amounts in millions except per share amounts):

Summary of Opinion	DCF
Total Enterprise Fair Value	$25.4
Less: Interest bearing debt	(0.7)

Total Fair Value of Equity	24.7
Less: Liquidation Preferences	(21.3)

Residual for Common Equity	$3.4
No. of Common Shares	31.8
Price per Share of Common Equity	$0.11
Wisehart reviewed the foregoing indications of value and determined that the value resulting from the GPTC method should be given no weight and that the values from the DCF and TSC methods should be weighted equally. In this instance Wisehart gave no weight to the GPTC indication of value of $.03 because the $.03 value was far lower than the indications of $.26 and $.31, of respectively, the DCF and TSC, and therefore, in his opinion, would understate the fair value of the common stock. While the DCF and TSC were relatively close in value, the GPTC was clearly an “outlier”. Furthermore, to have given it equal or even nominal weight would have skewed the fair value.” The conclusion of values as shown below is also set forth in the Wisehart report for December 31, 2004.

Molecular Insight Pharmaceuticals, Inc.			Discounts for Lack of
Minority Interest Value Concluded By							Fair Value
Method (rounded to the nearest $0.01)	Wghts	Fair	Control		Marketability		After
	Used	Value	Percents	Amounts	Percents	Amounts	Discount
Guideline Publicly Traded Company Method	0	$0.04	0%	—	35%	(0.01)	$0.03
Transactions of Company’s Stock Method	1	0.31	0%	—	0%	—	0.31
Discounted Future Cash Flows Method	1	0.26	5%	(0.01)	0%	—	0.25

	“Weighted” Average Fair Market Value						$0.28

Fair Value Per Share On a Minority, Non-Marketable Basis		$0.28

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

The Board’s Conclusion: 2004 Awards

The Board reviewed Wisehart’s conclusions of fair value as of December 31, 2004 and concluded that the fair value of the common stock was $0.28 per share as of December 31, 2004. The Board also noted that while the Company’s finances at the end of 2004 were not significantly improved over that of the prior year, there had been improvements during 2004, including the issuance of the Series B Preferred Stock and the conclusion of the Phase 2a clinical trial for Zemiva, both completed in the first half of 2004. Since these events had been completed during the first half of the year, the Board determined that the fair value determination of $0.28 per share as of December 31, 2004 was also appropriate for all measurement dates in 2004 for the Company’s stock-based compensation awards.

Wisehart’s June 30, 2005 Report

In determining the fair value of the Company’s common stock as of June 30, 2005, Wisehart considered all transactions of the Company’s capital stock for the first six month of 2005, noting that the Company had issued and sold Series C Preferred Stock at a $202 per preferred share, or $1.01 per common stock equivalent based on the conversion rights of the stock. The price of the Series C Preferred Stock represented a significant increase in price over the price of the Series B Preferred Stock in the prior year, which had been sold at $0.66 per common stock equivalent in March through June of 2004. The increase in price for the Series C Preferred Stock was a direct result of the fact that (i) the Company completed its patient enrollment for its Phase 2b clinical trial for its lead product candidate, Zemiva, with enrollment completed in March 2005 (although data was not received until September 2005), and (ii) the Series C Preferred Stock has a liquidation preference over the Series A and Series B Preferred Stock. While the clinical trials were underway by June 30, 2005, the results were not yet known and did not impact the valuation analysis.

While Wisehart’s methodologies for valuation at June 30, 2005 were similar to those utilized for valuation at December 31, 2004, he noted that the financial position of the Company had improved with the successful Series C Preferred Stock financing. In his opinion, these factors reduced the discount utilized for the preferences attaching to the preferred stock from 50% to 29% and lowered his risk assessment from 50% to 35%, although he noted that risk remained high because the Phase 2b testing was still underway and a Phase 3 trial had not commenced.

Under the TSC method, Wisehart now used the price of the Series C Preferred Stock as the proxy for fair value of the Company’s common stock after the application of reasonable discounts. Because the discount was reduced from 50% to 29%, the resulting

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

indication of fair value was $0.72 per share of common stock under the TSC method. This was determined by applying the 29% discount to the price of the Series C Preferred Stock on a common stock equivalent basis. Accordingly, the common stock equivalent price for Series C Preferred Stock was $1.01 per share. The 29% discount results in a common stock price of $0.72 per share.

Next, Wisehart examined the GPTC method for June 30, 2005 again utilizing the “price/assets” and “price/cash and investments” multiples but also adding the “price of equity/book equity” multiple. Based on the information below, the fair value indication at June 30, 2005 was $0.49 per share. The comparables are summarized in the attached valuation report from Wisehart.

As the last method for determining fair value at June 30, 2005, Wisehart utilized the DCF method based on the same projections that were utilized for the December 31, 2004 valuation. The discount rate, however, was reduced from 50% to 35% as a result of the improvement in the Company’s position and outlook resulting, primarily, from $30.0 million new capital from preferred C investors and the positive results from ongoing clinical trials. As a result, the indicated fair value per share was $0.44, which was calculated as follows (amounts in millions except per share amounts):

Summary of Opinion	DCF
Present Value of Cash Flows to Invested Capital (in millions)	$54.3
Less: Interest bearing debt	—

Non-Marketable, Non-Controlling Interest in Equity	$54.3
No. of Common Share Equivalents	123.6
Price per Share of Common Equity	$0.44
In assessing the appropriateness of the fair values for June 30, 2005, Wisehart determined that the GPTC method should be given nominal, if any, weight and that the DCF and TSC methods should be weighed equally. The conclusion of values as shown below is also set forth in the Wisehart report for June 30, 2005.

Molecular Insight Pharmaceuticals, Inc.			Discounts for Lack of
Minority Interest Value Concluded By							Fair Value
Method (rounded to the nearest $0.01)	Wghts	Fair	Control		Marketability		After
	Used	Value	Percents	Amounts	Percents	Amounts	Discount
Guideline Publicly Traded Company Method	1	$0.49	0%	—	25%	(0.12)	$0.37
Transactions of Company’s Stock Method	2	0.72	0%	—	0%	—	0.72
Discounted Future Cash Flows Method	2	0.44	0%	—	0%	—	0.44

	“Weighted” Average Fair Market Value						$0.54
Price Per Share Value On a Minority, Non- Marketable Basis		$0.54

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

The Board’s Conclusion: Awards issued in the First Six Months of 2005

The Board reviewed Wisehart’s conclusions of fair value as of June 30, 2005 and concluded that the fair value of the common stock was $0.54 per share as of that date. The Board noted that the subjective factors relating to the Company’s product candidates and the Company’s successful equity placement, both of which had contributed to Wisehart’s conclusions of value, had both occurred in March of 2005. The Board determined that the fair value determination of $0.54 per share as of June 30, 2005 was also appropriate for the entire six month period ending June 30, 2005 since the improvements to the Company’s position had occurred in the first quarter of 2005.

Awards on July 1, 2005

The Board authorized additional option grants on July 1, 2005 with an exercise price of $0.50 per share. In its retrospective analysis, the Board subsequently concluded the fair value of the common stock was $0.54 per share. In arriving at the fair value of the common stock on July 1, 2005, the Board considered that it had determined the fair value of its common stock as of June 30, 2005 to be $0.54 per share, as set forth above. Considering the grant date was only one day later with no material changes in the operations or results of the Company, the Board concluded the fair value of the common stock on July 1, 2005 was also $0.54 per share.

Awards on September 13, 2005

The Board authorized additional option grants on September 13, 2005 with an exercise price of $1.00 per share, the then estimated per share fair value of the common stock. In arriving at the fair value of $1.00, the Board reviewed the results of its retrospective analysis for all prior awards and considered that while the Company’s financial condition had weakened (due to continued spending in research and development and operating activities) since July 1, 2005 (the last grant date), the results of the Phase 2b clinical trials were imminent and all indications were that they would be positive. In addition, the Board noted that since July 1, 2005, the Company had entered into discussions with a number of investment bankers for the purpose of ascertaining whether an initial public offering would be feasible in the early 2006 time period. Some of the bankers indicated that they were not interested in pursuing this opportunity. Others had suggested a significantly longer time frame, or a possible price range below the pricing of the Company’s last round of preferred stock offering. Discussions between the Company and the underwriters were initiated on or about August 22, 2005 and the Company had then begun initial drafting of a registration statement. The Board also considered the possible IPO pre-money valuation ranges suggested by the then current managing underwriter.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

Given the fact that the Company had raised preferred stock, with significant economic preferences over the common stock, as discussed above, approximately six months earlier at a price of $1.01 per share; that a number of investment bankers interviewed by the Company suggested a valuation range below the most recent offering price of the Company’s preferred stock; and that at the time of the grant of options the likelihood a successful IPO, as well as the timing of that IPO, was highly speculative, the Board determined that the lower end of the range was appropriate in estimating the fair value of the common stock as being $1.00.

Awards on November 16, 2005

Approximately two months later, the Company granted additional options with an exercise price of $1.20 per share, the then estimated fair value of the common stock. In arriving at this fair value, the Board considered the same factors that were evaluated in connection with the September 13th option grants. The Board noted that the Company had by then filed its registration statement, but also noted that the target date for the effectiveness of the IPO was postponed by 60 — 90 days. The Board further noted that there has been no change in the underwriters’ assessment of the possible range in the IPO price. Given these factors, the Board concluded that a modest upward adjustment in the fair market value was appropriate.

Current Assessment

The discussion in the prior paragraphs address the key factors that serve as the basis for the difference between the estimated IPO price and the retrospectively established fair value of options granted at different times in 2004 and 2005. Early on during this period, the Company faced a severe cash shortage, with questionable prospects as to whether additional investments would be forthcoming and, if so, at what price. The clinical trials for the Company’s Zemiva compound were at a relatively early stage, with the outcome of those trials entirely uncertain. Many of the management personnel necessary to realize the Company’s business plan had not yet been hired, and it was uncertain whether such personnel could be identified and attracted to such an early stage company. The possibility of an IPO was not contemplated until the early summer of 2005, and the Company’s reception by the investment banking community was unknown. Given all of these uncertainties, the values established by the Board, both those retrospectively established with the assistance of the Wisehart reports, and since then are deemed by the Board to be entirely appropriate and consistent with the most recent informal estimates of the IPO price range and other factors about the Company’s business currently known.

Stock-Based Compensation

The Company summarizes the amounts, by period, of stock-based compensation recorded in the Company’s consolidated financials statements in Note 3 to the Company’s

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

consolidated financial statements. The Company has provided the additional information requested in the itemized chronological schedule of equity instruments provided to the Staff.
Note 9. Stockholders’ Deficit
49.	Please tell us the basis of accounting for each of the warrants issued and provide us with the accounting literature that supports your accounting treatment. Specifically, tell us if the warrants contain a “cashless exercise” option. Please tell us what consideration was given to SFAS 133, EITF 00-19 and other applicable literature.

Response.

As disclosed in Note 9 to the Company’s consolidated financial statements, the Company issued warrants to purchase the Company’s common stock, the issuances being summarized as follows:
•	In 2000, a warrant to purchase 192,544 shares of common stock was issued to a financial advisory firm which assisted the Company in raising capital though the issuance of common stock (the “2000 Warrant”);

•	In 2002, warrants to purchase 203,704 shares of common stock were issued to two officers who are also members of the Board in connection with the issuance of two notes payable to these individuals. (the “2002 Warrants”);

•	In 2004, warrants to purchase 2,146,520 shares of common stock were issued to the purchasers of Series B redeemable convertible preferred stock in connection with the issuance of such preferred stock (the “Series B Warrants”);

•	In 2005, a warrant to purchase 99,010 shares of common stock was issued to the Company’s placement agent in connection with the issuance of the Series C redeemable convertible preferred stock (the “2005 Warrant”); and

•	In 2005, the Series B Warrants were modified in connection with the issuance of Series C redeemable convertible preferred stock.
Further detail regarding the warrant issuances is provided in Note 9 to the Company’s consolidated financial statements.

As disclosed in Note 2 to the Company’s consolidated financial statements, the Company accounts for stock-based awards to nonemployees using the fair value method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.

Warrants Issued In Exchange For Services and In Connection with Stock Issuance

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

The 2000 Warrant and the 2005 Warrants were each issued in exchange for services provided by independent third parties. The Company determined that the value of the warrants, not of the services received, was the most readily determinable way to record these transactions. The Company accounted for the awards using the fair value method as described above and as disclosed in the notes to the Company’s consolidated financial statements. In determining the fair values of each award, the Company applied the Black-Scholes option pricing model using the assumptions disclosed in the notes to the Company’s consolidated financial statements. In each case, the services provided to us were completed at the time the Company issued the warrants. The issuance of the warrants were in direct connection with the issuance of equity securities. Accordingly, upon issuance, the Company recorded the fair value of the warrants as a cost of issuance of the related securities, reducing the related proceeds received from the stock issuances and recording such amounts as increases to additional paid-in capital.

Warrants Issued In Connection with the Issuance of Notes Payable and Redeemable Convertible Preferred Stock

The 2002 Warrants were issued in connection with the issuance of two notes payable. The Series B Warrants were issued in connection with the issuance of Series B redeemable convertible preferred stock. The Company accounted for the warrants in accordance with paragraph 16 of APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, which states:

The Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such.

The Company determined the fair values of the warrants by applying the Black-Scholes option pricing model using the assumptions disclosed in the notes to the Company’s consolidated financial statements. The Company applied the relative fair value method in determining the amounts attributable to the warrants, such amounts were subtracted from the proceeds received and allocated to additional paid-in capital. The resulting discounts on the notes payable and redeemable convertible preferred stock were accounted for as such separately.

Modification of Series B Warrants

As disclosed in Note 9 to the Company’s consolidated financial statements, the Series B Warrants were modified as a condition precedent for the Company to close upon the issuance of the Series C redeemable convertible preferred stock. The Company accounted for the

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

modification of the Series B warrants in accordance with paragraph 51 of SFAS No. 123 that states:

A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.

In accordance with SFAS No. 123, the Company measured the value of the modification as being the excess of the fair value of the modified award over the fair value of the original award immediately before its terms were modified. The Company determined the fair value of the warrants immediately before and after the modification by applying the Black-Scholes option pricing model using the assumptions disclosed in the notes to the Company’s consolidated financial statements. Accordingly, the incremental value of the modified Series B Warrants was determined to be $560,000. Because the modification was a condition of closing upon the issuance of Series C, the Company recorded the incremental fair value of the modified award as a direct cost of stock issuance of the Series C, reducing the related proceeds received from the stock issuance and recording such amount as an increase to additional paid-in capital.

“Cashless Exercise”

The Company’s warrants provide the holders the ability to make a net issuance election, with the warrant exercise price being payable with the fair value of the warrant shares. Should the fair value of the Company’s common stock exceed the exercise prices in the awards, the holders may elect to receive shares of common stock equal to the value (as determined based upon a formula) of the warrants (or a portion thereof being exercised) in common stock. The Company does not allow, and the terms of the warrants do not permit, the holders of warrants to receive cash under any circumstances.

The warrant instruments must be first evaluated under the guidance of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The warrants are required to be physically settled, although the exercise price may settled with shares in a cashless exercise. The Company noted that the warrants:
•	Are not mandatorily redeemable and the underlying common shares potentially issued through exercise of the warrants are not redeemable

•	There are no obligations to repurchase any equity shares by transferring assets

•	The warrants are exercisable into a fixed number of shares.
Accordingly, such warrants are not a liability under SFAS No. 150.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 19, 2006

The Company further evaluated the terms under EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The Company’s warrants allow the holder the right to receive net shares of common stock. If this election is made, the election can only be settled by physical delivery of shares of the Company’s common stock. The net settlement feature in the Company’s warrants meet the criteria to be classified in equity under EITF 00-19, paragraph 8, as the warrants require physical net-share settlement. The Company also considered the guidance in paragraphs 12 through 32 of EITF Issue No. 00-19 and noted no conditions that would require liability accounting treatment. Therefore the warrants are required to be accounted for in equity.

Paragraph 11(a) of SFAS No. 133, “Accounting for Derivative Instruments and hedging Activities” provides a scope exception instruments issued by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. Accordingly, given the conclusion that such instruments are equity instruments, such instruments are scoped out of SFAS No. 133.
Signatures
50.	Please identify and include the signature of the controller or principal accounting officer.

Response.

Robert Gallahue, the Chief Financial Officer, is also the Principal Accounting Officer. The Company has revised his signature block to reflect this position.
     * * * *
     Please contact me or David W. Kantaros, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.

Very truly yours, /s/ Gabor Garai Gabor Garai

cc:	David S. Barlow, Chairman David W. Kantaros, Esq. David K. Boston, Esq.